Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Evans Bancorp, Inc.:

We consent to the use of our reports dated March 12, 2020, with respect to the consolidated balance sheets of Evans Bancorp, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference in this registration statement on Form S-3, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Buffalo, New York
October 2, 2020